Exhibit 99.2

Pulsenmore LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AUGUST 6, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Mr. Michael Hamelsdorf as proxy with the power to appoint his substitute, and hereby authorize/s him to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Pulsenmore Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Tuesday, July 7, 2026, that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 10:00 a.m. (Israel time), on Thursday, August 6, 2026, at the Company’s offices at 7 Begin Rd., Ramat Gan, Israel and any postponement or adjournment thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER(S), THIS PROXY WILL BE VOTED FOR THE APPLICABLE PROPOSAL, AND AS SUCH PROXY DEEMS ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY POSTPONEMENT OR ADJOURNMENTS THEREOF. Abstentions will be counted as present for purposes of determining a quorum but will not be counted in connection with the vote on any Proposal as to which the shareholder has abstained.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

Pulsenmore LTD.

August 6, 2026

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDED A VOTE “FOR”

PROPOSALS NO. 1, 2, 3, 4, 5 AND 6.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

		FOR	AGAINST	ABSTAIN
1.	To re-elect Ms. Rachel Guz-Lavi and elect Mr. Hagai Itkin to our Board of Directors to serve as Class I directors until the annual general meeting to be held in 2029 and until her or his respective successor is duly elected and qualified or until such earlier time as her or his office is vacated.

	(A) Ms. Rachel Guz-Lavi	[ ]	[ ]	[ ]
	(B) Mr. Hagai Itkin	[ ]	[ ]	[ ]

2.	To approve the 2026 bonus plan for Dr. Elazar Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder.	[ ]	[ ]	[ ]

3.	To approve the payment of 100% of the discretionary component in the previously approved annual cash bonus for 2025 (approximately $22,500 according to the average $/NIS representative exchange ratio between January 1, 2025 and December 31, 2025 as published by the Bank of Israel, which is $1=NIS 3.45, the “Representative Rate”) to Dr. Elazar Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder.	[ ]	[ ]	[ ]

4.	To approve the payment of 100% of the discretionary component in the previously approved annual cash bonus for 2025 (approximately $3,500 according to the Representative Rate) to Menashe Sonnenschein, our VP R&D.	[ ]	[ ]	[ ]

5.	To approve our Revised Amended and Restated Compensation Policy.	[ ]	[ ]	[ ]

6.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the next annual general meeting of our shareholders and to authorize our Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.	[ ]	[ ]	[ ]

To change the address on your account, please check the box on the right and indicate your new address in the address space above. [   ]

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ___________________ Name of Shareholder ________ Date _______

Signature of Shareholder ___________________ Name of Shareholder ________ Date _______

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.